UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. __)

                             TV AZTECA, S.A. DE C.V.
                                (Name of Issuer)


                       SERIES A SHARES ("SERIES A SHARES")
                         (Title of Class of Securities)

                                   901145102**
                                 (CUSIP Number)

                              JOSE ABRAHAM GARFIAS
                             TV AZTECA, S.A. DE C.V.
                             PERIFERICO SUR NO 4121
                            COL FUENTES DEL PEDREGAL
                                MEXICO D.F. 14141
                           TEL. NO.: (5255) 1720-1313
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)



                                DECEMBER 2, 2004
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

** The CUSIP number relates only to the American Depositary Shares of TV Azteca, S.A. de C.V.

CUSIP NO. 901145102                                               PAGE 2 OF 13

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Azteca Holdings, S.A. de C.V.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [_]
         (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United Mexican States
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER
                                                   3,308,693,409 Series A Shares
                 NUMBER OF                    ----------------------------------
                   SHARES                     8    SHARED VOTING POWER
                BENEFICIALLY                       0
                  OWNED BY                    ----------------------------------
                    EACH                      9    SOLE DISPOSITIVE POWER
                 REPORTING                         3,308,693,409 Series A Shares
                   PERSON                     ----------------------------------
                    WITH                      10   SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,308,693,409 Series A Shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         71.74% Series A Shares

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         HC

--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 901145102                                               PAGE 3 OF 13

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Ricardo Benjamin Salinas Pliego

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [_]
         (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United Mexican States
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER
                                                   3,572,043,605 Series A Shares
                 NUMBER OF                    ----------------------------------
                   SHARES                     8    SHARED VOTING POWER
                BENEFICIALLY                       0
                  OWNED BY                    ----------------------------------
                    EACH                      9    SOLE DISPOSITIVE POWER
                 REPORTING                         3,572,043,605 Series A Shares
                   PERSON                     ----------------------------------
                    WITH                      10   SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,572,043,605 Series A Shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         75.85% Series A Shares

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 901145102                                               PAGE 4 OF 13


                  This Statement on Schedule 13D (this "Statement") is being filed by Azteca Holdings, S.A. de C.V. ("Azteca Holdings") and Ricardo Benjamin Salinas Pliego (each a "Reporting Person" and collectively, the "Reporting Persons") with respect to the Series A shares, without par value, representing ordinary shares with voting rights ("Series A Shares") of TV Azteca, S.A. de C.V. (the "Issuer"), a corporation organized and existing under the laws of the United Mexican States ("Mexico").

Item 1.  SECURITY AND ISSUER.

                  The Issuer is TV Azteca, S.A. de C.V., a Mexico corporation. The executive office of the Issuer is Periferico Sur No 4121, Col Fuentes del Pedregal, 14141 Mexico D.F.

                  In August 1997, the Issuer issued American Depositary Shares ("ADSs"), as evidenced by American Depositary Receipts, which are traded on The New York Stock Exchange. Each ADS represents 16 Ordinary Participation Certificates ("CPOs"). Each CPO represents financial interests in and voting rights with respect to one Series A Share, as well as one Series D-A Share and one Series D-L Share. Because of the limited voting rights of the Series D-A Shares and the Series D-L Shares, this Statement on Schedule 13D does not report beneficial ownership of such shares. The CPOs trade on the Mexican Stock Exchange. The Series A Shares do not trade on any stock exchange. As this Statement reports beneficial ownership of the Series A Shares, including those represented by CPOs, this Statement does not report beneficial ownership of the ADSs, which only represent CPOs, which in turn represent the Series A Shares.

Item 2.  IDENTITY AND BACKGROUND.

                  (a), (b), (c) and (f).

                  This Statement on Schedule 13D is being filed on behalf of each of the Reporting Persons.

                  AZTECA HOLDINGS. Azteca Holdings is a Mexico corporation. Azteca Holdings is a holding company and its address is Periferico Sur #4121, Fuentes del Pedregal, C.P. 14141, Mexico, D.F. Set forth on Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this
Schedule 13D as applicable is a list of executive officers and directors of Azteca Holdings. Azteca Holdings owns 100% of a company, Grupo Cotsa S.A. de C.V., a Mexico corporation ("Cotsa") which owns shares of the Issuer. Azteca Holdings also owns shares of the Issuer directly. All of such shares are reported on this Statement as beneficially owned by Azteca Holdings.

CUSIP NO. 901145102                                               PAGE 5 OF 13


                  MR. RICARDO BENJAMIN SALINAS PLIEGO. Mr. Salinas is a Mexican citizen. The principal occupation of Mr. Salinas is serving as the chairman and president of various companies in Mexico, including serving as the President and Chairman of the Board of Directors of Azteca Holdings. Mr. Salinas is also Chairman of the Board of Directors of the Issuer. Mr. Salinas carries out his occupation as Chairman of the Board of Directors of the Issuer chiefly at its executive offices at Periferico Sur #4121, Fuentes del Pedregal, C.P. 14141, Mexico City, Mexico.

                  (d) and (e).

                  During the past five years, no Reporting Person or, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Although not required by Item 2, the Reporting Persons acknowledge that a Complaint (the "Complaint") was filed on January 4, 2005 by the United States Securities and Exchange Commission against the Reporting Persons and the Issuer, among others. See SEC v. TV Azteca, S.A. de C.V. et al., United States District Court for the District of Columbia, No. 1:05CV00004.


                  Information contained herein concerning Azteca Holdings and Mr. Salinas has been provided by each such Reporting Person and the other Reporting Person does not assume any responsibility for such information.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  According to the Registration Statement on Form F-1 of the Issuer relating to the offering of the ADSs in 1997 (the "IPO"), prior to the issuance of the ADSs, Mr. Salinas and Azteca Holdings were controlling shareholders of the Issuer. Immediately following the IPO and a related series of transactions described in the Registration Statement, including entering into an agreement, dated November 28, 1997, between Mr. Salinas and Mr. Alberto Saba Raffoul (the "Saba Agreement") relating to an exchange of

CUSIP NO. 901145102                                               PAGE 6 OF 13


Series A Shares and CPOs that Mr. Alberto Saba owned (directly and indirectly) prior to the IPO, Mr. Salinas and Azteca Holdings continued to be controlling shareholders of the Issuer.

                  In 1998, Mr. Salinas acquired 555,759,300 Series A Shares from Mr. Saba and late in 1998 Mr. Salinas sold 127,869,000 Series A Shares.

                  In 1999, shareholders of the Issuer approved an increase in its capital stock. In connection with this increase in capital, Cotsa acquired 188,900,281 Series A Shares. The Series A Shares acquired by Cotsa are included in this Statement as part of the Series A Shares beneficially owned by Azteca Holdings.

                  On July 22, 1997, Mr. Salinas received options (the "1997 Options") for 4,296,000 Series A Shares through an employee stock option program, which became exercisable in 2002. On December 2, 2004, Mr. Salinas received options (the "2004 Options") for 93,172,004 Series A Shares through a stock option program for executives, exercisable immediately. Mr. Salinas exercised all of these options on December 29, 2004 and thereby received 97,468,004 Series A Shares (through CPOs). The exercise price for the 1997 Options and the 2004 Options was Ps. 1.708 (approximately US$0.15) per CPO. Mr. Salinas paid Ps. 33,295,070 (approximately US$2,958,378) out of his own funds, representing 20% of the total purchase price of the CPOs issuable upon exercise of the options. The CPOs will not be issued until the remaining 80% of the purchase price is paid, which must be paid within five years. Until the CPOs are fully paid, the Series A Shares included in those CPOs may not be voted.

Item 4.  PURPOSE OF TRANSACTION.

                  The Issuer (formerly known as Controladora Mexicana de Comunicaciones, S.A. de C.V.) was formed in 1993 in connection with the privatization by the Mexican government of certain Mexican television networks. Mr. Salinas was an original investor of the Issuer upon its public auction at that time. In 1997, the Issuer made its IPO in the United States by the offering of ADSs, which were listed on the New York Stock Exchange. As noted in Item 3, in connection with the IPO, Mr. Salinas acquired Series A Shares pursuant to the Saba Agreement. The purpose of such acquisition was to maintain a controlling interest following the IPO.

                  Mr. Salinas exercised the options described above, and he and Azteca Holdings acquired other Series A Shares after the IPO, for investment purposes.

CUSIP NO. 901145102                                               PAGE 7 OF 13


                  The Reporting Persons are continually evaluating and reviewing their present and future interests in and intentions with respect to the Issuer and the Issuer's business affairs, financial position and prospects. Based on such evaluation and review, general economic and industry conditions, and other factors that the Reporting Persons deem relevant, the Reporting Persons may consider from time to time various courses of action of the types described in clauses (a) through (j) of Item 4 of Schedule 13D. Such actions may include, among other things, the acquisition of Series A Shares or CPOs, as appropriate, through open market purchases, privately negotiated transactions, tender offers, exchange offers, a merger, a reorganization or other business combination transaction, or otherwise, as applicable, or the Reporting Persons may sell all or a portion of the Series A Shares in privately negotiated transactions or in the open market, in each case subject to the factors and conditions referred to above. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                   (a) and (b)

                  Based upon information received from the Issuer, the ownership percentages contained herein assume that there are 4,612,214,089 Series A Shares outstanding, the number as of November 30, 2004. For this purpose, the 97,468,004 Series A Shares subject to the options exercised by Mr. Salinas in December 2004 are not considered outstanding except solely for the purpose of calculating his beneficial ownership of Series A Shares.

                           (i) Azteca Holdings beneficially owns an aggregate of
3,308,693,409 Series A Shares (approximately 71.74% of the total number of Series A Shares outstanding). Azteca Holdings beneficially owns 3,119,793,128 Series A Shares directly and 188,900,281 Series A Shares by virtue of being the sole shareholder of Cotsa. Azteca Holdings exercises sole voting and dispositive power with respect to all such Series A Shares.

                           (ii) Mr. Salinas beneficially owns an aggregate of
3,572,043,605 Series A Shares (approximately 75.85% of the total number of Series A Shares outstanding including, solely for purposes of calculation, the Series A Shares issuable upon the exercise of the options as noted above).

CUSIP NO. 901145102                                               PAGE 8 OF 13


Mr. Salinas holds 165,882,192 Series A Shares directly and the right to acquire 97,468,004 Series A Shares. Mr. Salinas also beneficially owns the 3,308,693,409 Series A Shares beneficially owned by Azteca Holdings by virtue of his control position with respect to Azteca Holdings. Mr. Salinas exercises sole voting and dispositive power with respect to the 3,572,043,605 Series A Shares he reports.

                  (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, has effected any transaction in Series A Shares during the preceding 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  (a) As set forth in the Issuer's Form 20-F for the year ended December 31, 2003 (the "20-F"), Grupo Elektra, S.A. de C.V. ("Elektra"), a Mexico corporation controlled by Mr. Salinas, made loans to Azteca Holdings to finance the acquisition of the Issuer. While a large portion of the loans were repaid by September 1994, the outstanding balances of the Elektra loans, together, approximately Ps. 334.4 million (including Ps. 83 million of accrued but unpaid interest), were assumed by Comunicaciones Avanzadas, S.A. de C.V. ("CASA"), a Mexico corporation also controlled by Mr. Salinas, on March 26, 1996, and Azteca Holdings was released from its obligations under the loan. As further set forth in the 20-F, concurrently with the assumption of Azteca Holdings' debt, CASA consummated a transaction with Elektra pursuant to which Elektra purchased Series N shares of CASA and entered into, among other things, a share exchange agreement dated March 25, 1996 (the "Share Exchange Agreement"). Pursuant to the Share Exchange Agreement, Elektra has the right to exchange such Series N shares, in whole or in part, at any time until March 26, 2006, for approximately 226.4 million CPOs of the Issuer owned by Azteca Holdings.

                  (b) See Item 3 regarding the payment terms for the options.

                  (c) As of December 31, 2004, 539,007,975 Series A Shares were pledged by Azteca Holdings as follows:

                           44,830,578 CPOs to secure its 10 3/4% Notes;
                           494,177,397 CPOs to secure its 12 1/2% Notes.

CUSIP NO. 901145102                                               PAGE 9 OF 13


                  In addition, there is a "negative pledge" by Azteca Holdings of 2,301,957,280 Series A Shares pursuant to the indentures relating to the Notes referred to above.

                  (d) On November 10, 2004, Corporacion RBS, S.A. de C.V., a Mexico corporation wholly owned by Mr. Salinas, entered into a credit agreement with Banco Inbursa, S.A. Institucion de Banca Multiple, Grupo Financiero Inbursa for US$65 million. Mr. Salinas pledged 142,630,100 CPOs and Azteca Holdings pledged 46,711,062 Series A Shares to secure this loan. The maturity date of this loan is November 10, 2005.

CUSIP NO. 901145102                                               PAGE 10 OF 13


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

A. Joint Filing Agreement, dated as of March 31, 2005, between Azteca Holdings, S.A. de C.V. and Ricardo B. Salinas Pliego.

B.       Power of Attorney of each Reporting Person, dated as of December 24,
         2004.

C. The Share Exchange Agreement, dated March 25, 1996, between Grupo Elektra, S.A. de C.V. and Azteca Holdings, S.A. de C.V., together with an English translation (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 20-F of the Azteca Holdings, S.A. de C.V. for the year ended December 31, 2000 (Registration No. 333-7776))

CUSIP NO. 901145102                                               PAGE 11 OF 13


                                    SIGNATURE


After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2005

                                   AZTECA HOLDINGS, S.A. DE C.V.

                                   By:  /s/ Jose Abraham Garfias
                                        ------------------------------
                                        Name:     Jose Abraham Garfias
                                        Title:    Attorney-In-Fact



                                   RICARDO BENJAMIN SALINAS PLIEGO

                                   By:  /s/ Jose Abraham Garfias
                                        ------------------------------
                                        Name:     Jose Abraham Garfias
                                        Title:    Attorney-In-Fact

CUSIP NO. 901145102                                               PAGE 12 OF 13


                                     ANNEX A

        EXECUTIVE OFFICERS AND DIRECTORS OF AZTECA HOLDINGS, S.A. DE C.V.

NAME                             PRINCIPAL OCCUPATION        BUSINESS ADDRESS               CITIZENSHIP
----                             --------------------        ----------------               -----------
Ricardo B. Salinas Pliego        President and Chairman of   Periferico Sur No 4121         Mexico
                                 the Board                   Col Fuentes Del Pedregal
                                                             Mexico D.F. 14141

Diego Foyo Mejia                 Chief Executive Officer     Periferico Sur No 4121         Mexico
                                                             Col Fuentes Del Pedregal
                                                             Mexico D.F. 14141

Hector Romero Tovar              Chief Financial Officer     Periferico Sur No 4121         Mexico
                                                             Col Fuentes Del Pedregal
                                                             Mexico D.F. 14141

Pedro Padilla Longoria           Director                    Periferico Sur No 4121         Mexico
                                                             Col Fuentes Del Pedregal
                                                             Mexico D.F. 14141

Francisco X. Borrego             Director                    Periferico Sur No 4121         Mexico
                                                             Col Fuentes Del Pedregal
                                                             Mexico D.F. 14141